January 6, 2004



Securities and Exchange Commission
450 Fifth Street NW
Washington, DC  20549

RE:   Amended Schedule 13G
      Datastream Systems, Inc.
      As of December 31, 2003

Gentlemen:

In accordance with Section 13(d)(5) of the Securities Exchange Act of 1934, attached please find a copy of Schedule 13G for the above named company showing beneficial ownership of 10% or more as of December 31, 2003 filed on behalf of Eagle Asset Management, Inc.

Very truly yours,



Damian Sousa
Vice President
Chief Compliance Officer

DS:jmw
Enclosures

cc:   Office of the Corporate Secretary
      Datastream Systems, Inc.
      50 Datastream Plaza
      Greenville, SC  29605

      Securities Division
      NASD Financial Center
      33 Whitehall Street
      New York, NY  10004












SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Schedule 13G

Under the Securities Exchange Act of 1934
(Amendment No. 4 )*


Datastream Systems, Inc.

(Name of Issuer)


Common Stock par value $.01 per share
(Title of Class of Securities)


238124101
(CUSIP Number)


Check the following box if a fee is being paid with this statement _____. A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).














Page 1 of 5 Pages




CUSIP NO. 238124101                                        13G


1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Eagle Asset Management, Inc.     59-2385219

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (A) ______
                                                          (B) ______

3     SEC USE ONLY


4     CITIZENSHIP OR PLACE OF ORGANIZATION

                State of Florida

NUMBER OF                     5   SOLE VOTING POWER
SHARES                               2,125,043
BENEFICIALLY
OWNED                         6   SHARED VOTING POWER
AS OF                                - - -
DECEMBER 31, 2003             7   SOLE DISPOSITIVE POWER
BY EACH                              2,125,043
REPORTING
PERSON                        8   SHARED DISPOSITIVE POWER
WITH                                 - - -

9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     2,125,043

10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                     10.51%

12    TYPE OF REPORTING PERSON*

                     IA

*SEE INSTRUCTION BEFORE FILLING OUT!





Page 2 of 5 Pages



Item 1(a)    Name of Issuer:

             Datastream Systems, Inc.


Item 1(b)    Address of Issuer's Principal Executing Offices:

             50 Datastream Plaza
             Greenville, SC  29605


Item 2(a)    Name of Person Filing:

             Eagle Asset Management, Inc.


Item 2(b)    Address of Principal Business Office:

             880 Carillon Parkway
             St. Petersburg, Florida  33716


Item 2(c)    Citizenship:

             Florida


Item 2(d)    Title of Class of Securities:

             Common Stock par value $.01 per share


Item 2(e)    CUSIP Number:

             238124101


Item 3       Type of Reporting Person:

             (e) Investment Adviser registered under Section 203 of the Investment Advisors Act of 1940















Page 3 of 5 Pages

Item 4     Ownership as of December 31, 2003:

           (a)  Amount Beneficially Owned:

                2,125,043 shares of common stock beneficially owned including:

                                                               No. of Shares

                 Eagle Asset Management, Inc.                     2,125,043

           (b)  Percent of Class:                                   10.51%

           (c)  Deemed Voting Power and Disposition Power:

                (i)          (ii)            (iii)        (iv)
                                             Deemed       Deemed
                Deemed       Deemed          to have      to have
                to have      to have         Sole Power   Shared Power
                Sole Power   Shared Power    to Dispose   to Dispose
                to Vote or   to Vote or      or to        or to
                to Direct    to Direct       Direct the   Direct the
                to Vote      to Vote         Disposition  Disposition

Eagle Asset     2,125,043    ----            2,125,043    ----
Management, Inc.


Item 5     Ownership of Five Percent or Less of a Class:

           If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.
                                                                   (____)

Item 6     Ownership of More than Five Percent on Behalf of Another Person:

           N/A

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

           N/A












Page 4 of 5 Pages

Item 8     Identification and Classification of Members of the Group:   N/A

Item 9     Notice of Dissolution of Group:   N/A

Item 10    Certification:

           By signing below I certify that to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

           Signature

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	January 6, 2004                   EAGLE ASSET MANAGEMENT, INC.



                                        _______________________________
                                        Damian Sousa
                                        Vice President
                                        Chief Compliance Officer

















Page 5 of 5 Pages